SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:
PERSONAL INVESTMENT MANAGEMENT PORTFOLIO SERIES

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6455 Irvine Center Drive
Irvine, CA 92618

Telephone Number (including area code):

949/975-5000

Name and Address of Agent for Service of Process:

Timothy W. McHale, Esq.
Fund Business Management Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES: X         NO:

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 13th day of November, 2009.

Signature:

PERSONAL INVESTMENT MANAGEMENT PORTFOLIO SERIES  (Name of Registrant)

By:	/s/ Timothy W. McHale
Timothy W. McHale, Trustee

Attest:	/s/ Katherine H. Newhall
Katherine H. Newhall, Trustee